Exhibit 99.2

Planete-energies.com website gets makeover

Paris, April 27, 2011 - Total’s updated www.planete-energies.com site goes online today. Its target audience is primary and secondary school students and teachers, as well as curious minds looking to understand energy.

“Sharing the issues, sharing knowledge, challenges, initiatives and news about energy on the internet is another way of encouraging interest in science and progress”, declared Jean-François Minster, Senior Vice President, Scientific Development at Total and publisher of the www.planete-energies.com site.

With its new editorial policy and partnerships with information experts, Agence France Presse and Reporters d’Espoirs, new browsing options, targeted presence on social networks: planete-energies.com is more than an encyclopedic site, it stands at the forefront of energy news.

This new site demonstrates Total’s commitment to teaching about energy, its challenges, science and progress, to younger generations and to a larger number of internet users.

Planète Énergies is an original initiative, created by Total in 2005. As an educational tool, it includes websites in both French and English (with 125,000 visitors per month), exchanges, events, partnerships and workshops in primary and secondary schools. This initiative forms part of a vast action plan for Total’s educational outreach.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com